SCHEDULE 13G

Amendment No. 6
Equity Office Properties Trust
Common Stock
Cusip #294741103


Cusip #294741103
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	2,209,762
Item 6:	0
Item 7:	22,777,265
Item 8:	0
Item 9:	22,777,265
Item 11:	5.526%
Item 12:	    HC


Cusip #294741103
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	22,777,265
Item 8:	0
Item 9:	22,777,265
Item 11:	5.526%
Item 12:	IN


Cusip #294741103
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	22,777,265
Item 8:	0
Item 9:	22,777,265
Item 11:	5.526%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Equity Office Properties Trust

Item 1(b).	Name of Issuer's Principal Executive Offices:

		Two North Riverside Plaza, Suite 2200
		Chicago, IL  60606

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		294741103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	22,777,265

	(b)	Percent of Class:	5.526%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	2,209,762

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	22,777,265

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Equity Office Properties Trust.
No one person's interest in the Common Stock of Equity
Office Properties Trust is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Equity Office Properties Trust at
December 31, 2002 is true, complete and correct.

February 14, 2003
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule
13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts
02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 20,490,203 shares or 4.971% of the Common Stock outstanding of Equity Office Properties Trust ("the
Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Equity Office Properties Trust owned by the investment companies at December 31, 2002 included
235,296 shares of Common Stock resulting from the assumed conversion of $8,000,000 principal amount of EOP 7.25%
CSD 11/15/08 144A (29.412 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Equity Office Properties Trust owned by the investment companies at December 31, 2002 included 201,266 shares of Common Stock resulting from the assumed conversion of 143,700 shares of EQUITY OFC
PPTY $2.62 CUM PC B (1.4006 shares of Common Stock for each share of Convertible Preferred Stock).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 20,490,203 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,285,707 shares or 0.555% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Common Stock of Equity Office Properties Trust owned by the institutional account(s) at December 31, 2002 included 60,926 shares of Common
Stock resulting from the assumed conversion of 43,500
shares of EQUITY OFC PPTY $2.62 CUM PC B (1.4006 shares of Common Stock for each share of Convertible
Preferred Stock).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 2,285,707 shares and sole power to vote or to direct the voting of 2,208,407 shares, and no power to vote or to direct the voting of 77,300 shares of Common Stock owned by the institutional account(s) as reported above.

	Geode Capital Management, LLC, 53 State Street,
Boston, Massachusetts 02109, a Delaware limited liability company ("Geode LLC"), is the beneficial owner of 1,355 shares or 0.000% of the outstanding common stock of the Company. Geode LLC is wholly-owned by Fidelity
Investors III Limited Partnership ("FILP III"), a Delaware limited partnership. Geode LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity Investors Management, LLC ("FIML"), a
Delaware limited liability company, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment
Advisers Act of 1940. The managers of Geode LLC, the members of FIML and the limited partners of FILP III are certain shareholders and employees of FMR Corp.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2003, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Equity Office Properties Trust at December
31, 2002.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel